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                              BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                 April 30, 2013
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer  Variable  Contracts  Trust
     Registration  Statement  on  Form  N-1A
    (File Nos. 33-84546; 811-08786)

Ladies and Gentlemen:

     This letter is to respond to comments we received on April 5, 2013 from Ms. Rebecca Marquigny of the Staff of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A for Pioneer Variable Contracts Trust (the "Registrant") filed on February 20, 2013.

I. GENERAL COMMENTS

A.  COMMENT:   The Staff requested that the Registrant provide a letter to the
               Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    RESPONSE:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.
                                                             ---------

B.  COMMENT:   The Staff noted that comments provided with respect to the prospectus for one of the Registrant's series also apply to the prospectuses for the Registrant's other series, as applicable.

    RESPONSE:  The Registrant has addressed the Staff's comments in the manner indicated in the following responses. The Registrant notes that its responses with respect to one of the Registrant's series also apply to the Registrant's other series, as applicable.

II. PROSPECTUS FEE TABLES

1.  COMMENT:   The Staff requested that the Registrant confirm that if the
               Registrant states that the portfolio may invest in exchange-traded funds, the portfolio does not invest in such exchange-traded funds or other investment companies to the extent that such investments


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               represent 0.01% or more of the portfolio's expenses and must be included as acquired fund fees and expenses in the portfolio's fee table.

    RESPONSE:  The Registrant confirms that the portfolio does not invest in exchange-traded funds or other investment companies to the extent that such investments represent 0.01% or more of the portfolio's expenses and must be included as acquired fund fees and expenses in the portfolio's fee table.

2.  COMMENT:   The Staff requested that the Registrant remove the statement
               "there can be no assurance that the adviser will extend the expense limitations beyond such time" from the footnote to the fee table. The Staff noted that the statement is not necessary, since the footnote indicates the term for which the expense limitation will be in effect.

    RESPONSE:  The Registrant respectfully submits that the statement referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

III. PROSPECTUS - PIONEER DISCIPLINED VALUE VCT PORTFOLIO

A. PORTFOLIO TURNOVER

1.  COMMENT:   The Staff noted that the portfolio's portfolio turnover for the last fiscal year was less than 100% and, accordingly, suggested that the Registrant consider removing disclosure indicating that portfolio turnover risk is a principal risk of investing in the portfolio.

    RESPONSE:  The Registrant respectfully submits that the disclosure referenced by the Staff is useful to investors and consistent with the anticipated portfolio turnover of the portfolio for the current fiscal year. Accordingly, the Registrant has not removed the disclosure referenced by the Staff.

B. PRINCIPAL INVESTMENT STRATEGIES

1.  COMMENT:   The Staff noted that the Registrant states that the Portfolio
               "invests primarily in equity securities of U.S. issuers." The
               Staff suggested that the Registrant consider adding disclosure to clarify what the Registrant means by "primarily."

    RESPONSE:  The Registrant respectfully submits that the use of "primarily"
               in the current disclosure is sufficiently clear and that additional disclosure or a percentage limitation would not be useful to investors.

2.  COMMENT:   The Staff noted that the Registrant includes risks of investing in IPOs as a principal risk of the investing in the portfolio.
               The Staff requested that the Registrant add disclosure to address that the portfolio may use investments in IPOs as an element of its principal investment strategy.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

3.  COMMENT:   The Staff requested that the Registrant add investment strategy disclosure regarding investment in a limited number of issuers that corresponds to the issuer focus risk factor.

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    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

4.  COMMENT:   The Staff requested that the Registrant add investment strategy disclosure explaining how investments in REITs, which, the Staff noted, are generally income producing securities and not necessarily long-term investments, help to achieve the portfolio's investment objective of long-term capital growth.

    RESPONSE:  The Registrant notes that REITs have both income and capital appreciation components. The Registrant notes that it believes that investments in equity securities that have income and capital appreciation components, including REITs, contribute to the portfolio's overall investment objective of long-term capital growth. The Registrant notes that REITs are only one of a number of different types of equity securities in which the portfolio may invest that have income and capital appreciation components. The Registrant does not believe that it is necessary to distinguish REITs from such other types of equity securities that have income and capital appreciation components. Accordingly, the Registrant respectfully submits that no additional disclosure is required.

5.  COMMENT:   The Staff noted that the Registrant states that the investment adviser's research teams "employ a quantitative, growth-oriented approach to construct the portfolio." The Staff suggested that the Registrant confirm that the statement is correct in light of the portfolio's stated value focus.

    RESPONSE:   The Registrant has revised the disclosure referenced by the
                Staff to reflect the portfolio's value focus.

6.  COMMENT:   The Staff requested that the Registrant consider adding
               investment strategy disclosure to indicate more clearly the strategy to which the market segment risk factor corresponds.

    RESPONSE:  The Registrant respectfully submits that the market segment risk factor relates to the portfolio's investment strategy with sufficient clarity, and that no revision to the investment strategy disclosure is required.

C. PRINCIPAL RISKS

1.  COMMENT:   The Staff suggested that the Registrant add risk disclosure regarding investments in ETFs and REITs to correspond to the related investment strategy disclosure, or to explain why such disclosure would not be appropriate.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

2.  COMMENT:   The Staff asked the Registrant to confirm if risk disclosure should be added regarding investment in growth stocks to correspond to disclosure in the investment strategy section.

    RESPONSE:  As noted above, the Registrant has revised the disclosure where necessary to reflect the portfolio's value focus.

3.  COMMENT:   The Staff requested that the Registrant consider presenting risks of investing in junk bonds as a stand-alone investment risk or otherwise highlight the greater risks of such investments as compared to the risks of investing in investment grade bonds.

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    RESPONSE:  The Registrant respectfully submits that the risks of investing in junk bonds are sufficiently highlighted in the current disclosure and that no additional or stand-alone disclosure with respect to junk bonds is required.

D. PERFORMANCE

1.  COMMENT:   The Staff requested that the Registrant remove all horizontal lines from the bar chart except for the zero axis line. The Staff also noted that the Registrant should label the vertical axis.

    RESPONSE:  The Registrant respectfully submits that removal of all horizontal lines from the bar chart is not required, that the axes of the bar chart are sufficiently labeled and that no changes to the bar chart are required.

E. MORE ON THE PORTFOLIO'S INVESTMENT OBJECTIVES AND STRATEGIES.

1.  COMMENT:   The Staff suggested that the Registrant move the statement that
               "the portfolio may invest up to 5% of its net assets in junk bonds" so that it does not immediately precede the statement that "the portfolio invests in debt securities when Pioneer believes they are consistent with the portfolio's investment objective of long-term capital growth, to diversify the portfolio or for greater liquidity." The Staff noted that, juxtaposed, the two statements do not appear entirely consistent.

    RESPONSE:  The Registrants have revised the disclosure to address the
               Staff's comment.

2.  COMMENT:   The Staff noted that the Registrant states that "Pioneer's research teams evaluate a security's potential value based on the company's assets and prospects for earnings growth." The Staff suggested that the Registrant confirm that the description of the adviser's process for evaluating securities is accurate.

    RESPONSE:  The Registrant confirms that the description of the adviser's process for evaluating securities is accurate.

3.  COMMENT:   The Staff suggested that the Registrant confirm that the
               definitions of non-U.S. issuers used in the prospectuses of Pioneer Disciplined Value VCT Portfolio and Pioneer Select Mid
               Cap Growth VCT Portfolio are consistent.

    RESPONSE:  The Registrant confirms that the definitions of non-U.S. issuers used in the prospectuses of Pioneer Disciplined Value VCT Portfolio and Pioneer Select Mid Cap Growth VCT Portfolio are consistent.

4.  COMMENT:   The Staff requested that the Registrant provide disclosure describing the criteria the adviser uses to evaluate whether a debt security is of equivalent quality to a security rated in one of the top four categories by a nationally recognized statistical rating organization.

    RESPONSE:  The Registrant respectfully declines to provide additional disclosure in response to the Staff's comment. The Registrant notes that the adviser's evaluation of a security's credit quality depends on specific facts and circumstances, rather than general criteria. Accordingly, the Registrant submits that additional disclosure regarding the adviser's evaluation of a security's credit quality would not be in "plain English" and would not be useful to investors, particularly since the portfolio is an equity fund that makes only limited investments in debt securities.

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5.  COMMENT:   The Staff noted that the Registrant states that the portfolio may use derivatives for a variety of purposes, including to manage portfolio characteristics. The Staff suggested that the Registrant add disclosure to clarify what it means by "portfolio characteristics."

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

F. MORE ON THE RISKS OF INVESTING IN THE PORTFOLIO

1.  COMMENT:   The Staff noted that the Registrant appears to include "issuers with significant exposure to foreign markets" within the definition of non-U.S. investments for purposes of the risk disclosure, and noted that this is not consistent with the definition of non-U.S. investments in the investment strategy section. The Staff requested that the Registrant revise the disclosure to confirm that it defines non-U.S. investments consistently in the prospectus. The Staff also requested that the Registrant clarify what it means by "significant exposure."

    RESPONSE:  The Registrant has revised the disclosure referenced by the Staff to clarify that such disclosure addresses investments in U.S. ISSUERS that have exposure to foreign markets. The Registrant confirms that it defines non-U.S. investments consistently in the prospectus. The Registrant also respectfully submits that the use of "significant exposure" in the current disclosure is sufficiently clear and that additional disclosure or a percentage limitation would not be useful to investors.

G.  PORTFOLIO MANAGERS

1.  COMMENT:   The Staff requested that the Registrant add disclosure to clarify each portfolio manager's business experience for the past five years.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

IV. PROSPECTUS - PIONEER SELECT MID CAP GROWTH FUND

A. PRINCIPAL INVESTMENT STRATEGIES

1.  COMMENT:   The Staff noted that the Registrant states that "normally, the portfolio invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of mid-size companies." The Staff requested that the Registrant remove the word "normally" or add disclosure clarifying when the portfolio would deviate from its principal investment strategy.

    RESPONSE:  The Registrant notes that the disclosure regarding "cash management and temporary investments" included in "more on the portfolio's investment objectives and strategies" addresses circumstances under which the portfolio may depart from its principal investment strategy. The Registrant respectfully submits that no additional disclosure is required.

2.  COMMENT:   The Staff requested that the Registrant consider adding
               investment strategy disclosure to indicate more clearly the strategy to which the market segment risk factor corresponds.

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    RESPONSE:  The Registrant respectfully submits that the market segment risk factor relates to the portfolio's investment strategy with sufficient clarity, and that no revision to the investment strategy disclosure is required.

3.  COMMENT:   The Staff requested that the Registrant confirm that disclosure in the investment strategy and investment risks sections regarding junk bonds states that the portfolio may invest in securities that are in default.

    RESPONSE:  The Registrant has added disclosure to confirm that it discloses in the investment strategy and investment risks sections that the portfolio may invest in securities that are in default.

B. PRINCIPAL INVESTMENT RISKS

1.  COMMENT:   The Staff noted that the portfolio's portfolio turnover rate exceeded 100% for the last fiscal year, and requested that the Registrant add disclosure regarding portfolio turnover risks.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

2.  COMMENT:   The Staff requested that the Registrant consider presenting risks of investing in junk bonds and risks of investing in emerging markets securities as stand-alone investment risks or otherwise highlight the greater risks of such investments as compared to the risks of investing in investment grade bonds and international securities, respectively.

    RESPONSE:  The Registrant respectfully submits that the risks of investing in junk bonds and emerging markets securities are sufficiently highlighted in the current disclosure and that no additional or stand-alone disclosure with respect to junk bonds or emerging markets securities is required.

3.  COMMENT:   The Staff requested that the Registrant add risk disclosure regarding convertible securities, depositary receipts and preferred securities to correspond to the disclosure in the principal investment strategies section.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

4.  COMMENT:   The Staff requested that the Registrant delete the statement that
               "an investment in the portfolio is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance
               Corporation or any other government agency" unless the variable products and qualified plans offering the portfolio are sold through or advised by a depository institution.

    RESPONSE:  The Registrant notes that it is affiliated with a depository institution and that the portfolio may be sold by or through insurance companies or financial intermediaries that may be affiliated with depository institutions. Accordingly, the Registrant respectfully submits that the disclosure referenced by the Staff is applicable to the portfolio, and has not made the requested change.

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C. PERFORMANCE

1.  COMMENT:   The Staff requested that the Registrant revise the disclosure to state clearly that the returns of Class II shares would have been lower if all of the expenses applicable to Class II shares had been reflected in the returns.

    RESPONSE:  The Registrant has revised the disclosure to address the Staff's request.

2.  COMMENT:   The Staff requested that the Registrant remove the disclosure with respect to the predecessor portfolio because such disclosure is not permitted or required by Item 4 of Form N-1A.

    RESPONSE:  The Registrant confirms that it understands the requirements of
               Item 4 of Form N-1A. The Registrant respectfully submits that the disclosure referenced by the Staff is useful to investors and consistent with Staff guidance with respect to presentation of fund performance, and has not removed such disclosure.

3.  COMMENT:   The Staff requested that the Registrant remove all horizontal lines from the bar chart except for the zero axis line. The Staff also noted that the Registrant should label the vertical axis.

    RESPONSE:  The Registrant respectfully submits that removal of all horizontal lines from the bar chart is not required, that the axes of the bar chart are sufficiently labeled and that no changes to the bar chart are required.

D. MORE ON THE PORTFOLIO'S INVESTMENT OBJECTIVES AND STRATEGIES.

1.  COMMENT:   The Staff requested that the Registrant add disclosure indicating how it defines an emerging markets issuer.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

2.  COMMENT:   The Staff noted that the Registrant states that the portfolio may use derivatives for a variety of purposes, including to manage portfolio characteristics. The Staff suggested that the Registrant add disclosure to clarify what it means by "portfolio characteristics."

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

E. PRICING OF SHARES.

1.  COMMENT:   The Staff referred to Item 11(a)(3) of Form N-1A and requested that the Registrant add a statement identifying in a general manner any national, local or regional holidays when shares will not be priced, or a statement that shares will not be priced on the days on which the New York Stock Exchange is closed for trading.

    RESPONSE:  The Registrant notes that it believes that the current disclosure sufficiently indicates that shares will not be priced on the days on which the New York Stock Exchange is closed for trading. However, the Registrant has added disclosure to address the Staff's request.

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V. STATEMENT OF ADDITIONAL INFORMATION

1.  COMMENT:   The Staff suggested that the Registrant incorporate the
               prospectus by reference into the Statement of Additional
               Information ("SAI").

    RESPONSE:  The Registrant respectfully submits that it is not necessary or required to incorporate the prospectus by reference into the SAI.

2.  COMMENT:   The Staff noted that the SAI includes references to other
               portfolios that do not appear to be offered by the SAI.

    RESPONSE:  The Registrant notes that the SAI will be combined with the SAI used by other series of the Registrant in the Registrant's
               Rule 485(b) filing.

3.  COMMENT:   The Staff requested that the Registrant confirm that the
               disclosure regarding disclosure of portfolio holdings addresses the manner in which the portfolios' board of trustees exercises oversight of disclosure of the portfolios' securities, in accordance with Item 16(f)(1)(vii) of Form N-1A.

    RESPONSE:  The Registrant confirms that the disclosure regarding disclosure of portfolio holdings addresses the manner in which the portfolios' board of trustees exercises oversight of disclosure of the portfolios' securities.

4.  COMMENT:   The Staff noted that certain of the parties that have ongoing arrangements to receive portfolio holdings disclosure receive such information "as needed for internal risk analysis." The
               Staff requested that the Registrant revise the disclosure to clarify the reasons that such parties receive portfolio holdings information.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

5.  COMMENT:   The Staff noted that the disclosure states that the portfolios'
               service providers are subject to duties of confidentiality. The
               Staff requested that the Registrants clarify that the service providers also have a duty not to trade on nonpublic information.

    RESPONSE:  The Registrant has added disclosure to address the Staff's request.

6.  COMMENT:   The Staff requested that the Registrant revise the disclosure in the Statement of Additional Information regarding portfolio managers' potential conflicts of interest to discuss with greater specificity conflicts of interest that may arise in connection with the management by each portfolio manager of the applicable portfolio discussed in the Registration Statement on the one hand, and the other accounts managed by that portfolio manager on the other hand, as required by Item 20(a)(4) of Form N-1A.

    RESPONSE:  The Registrant respectfully submits that the disclosure referenced by the Staff complies with the requirements of Item 20(a)(4) of Form N-1A, and that no additional disclosure is required.

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VI. PART C

1.  COMMENT:   The Staff requested that the Registrant confirm that the
               disclosure provided in response to Item 31 is fully responsive to such item.

    RESPONSE:  The Registrant confirms that the disclosure provided in response to Item 31 is fully responsive to such item.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                      Sincerely,

                                      /s/ Jeremy Kantrowitz
                                      --------------------------------
                                      Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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